SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 2016

Commission File Number 0-28800

_____

DRDGOLD Limited

Off Crownwood Road
Crown Mines
South Africa, 2092

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2016, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated August 30, 2016, entitled "GROUP RESULTS FOR THE YEAR ENDED 30 JUNE 2016."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: August 2016

By: /s/ Riaan Davel
      Name: Riaan Davel
      Title: Chief Financial Officer

**Exhibit
99.1**

GROUP
RESULTS
for the year ended 30 June 2016

KEY FEATURES



Operating profit
up 13% to
R434.8 million



Headline earnings
up 28% to
12.7cps



Free cash flow
up 25% to
R308.7 million



Dividend
up 520% to
62cps

DRDGOLD Limited
(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
JSE share code: DRD
ISIN: ZAE 000058723
NYSE trading symbol: DRD
("DRDGOLD" or "the Company" or "the Group")

REVIEW OF OPERATIONS

Group		**12 months to 30 Jun 2016**	12 months to 30 Jun 2015	% change [1]
Gold production	oz	**143 457**	150 145	(4)
	kg	**4 462**	4 670	(4)
Gold sold	oz	**143 232**	149 984	(5)
	kg	**4 455**	4 665	(5)
Cash operating costs	US$ per oz	**958**	1 013	(5)
	R per kg	**446 153**	372 932	20
All-in sustaining costs	US$ per oz	**1 072**	1 118	(4)
	R per kg	**499 425**	411 548	21
Average gold price received	US$ per oz	**1 165**	1 226	(5)
	R per kg	**546 142**	451 297	21
Operating profit	R million	**434.8**	384.3	13
Operating margin	%	**17.9**	18.3	(2)
All-in sustaining costs margin	%	**8.4**	8.7	(3)
Headline earnings	R million	**53.8**	38.7	39
	SA cents per share (cps)	**12.7**	9.9	28

[1] % change is rounded to the nearest percent and is based on the rounded amounts as presented which are rounded to the nearest hundred thousand rand.

Rounding of figures may result in computational discrepancies.

SHAREHOLDER INFORMATION

Issued capital

431 429 767 ordinary no par value shares
(30 June 2015: 430 883 767)

9 361 071 treasury shares held within the Group
(30 June 2015: 6 155 559)

5 000 000 cumulative preference shares
(30 June 2015: 5 000 000)

431 463 842 total ordinary no par value shares issued and committed (30 June 2015: 431 651 117)

MARKET CAPITALISATION

As at 30 Jun 2016	(Rm)	3 680.1
As at 30 Jun 2016	(US$m)	254.5
As at 30 Jun 2015	(Rm)	1 008.3
As at 30 Jun 2015	(US$m)	79.7

STOCK TRADED	JSE	NYSE[1]
Price		
• High	R9.22	$0.595
• Low	R1.53	$0.110
• Close	R8.53	$0.590

[1] This data represents per share data and not ADS data - one ADS reflects ten ordinary shares.

The auditor's report does not necessarily report on all of the information contained in this announcement / financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor's engagement they should obtain a copy of the auditor's report together with the accompanying financial information from the issuer's registered office.

DEAR SHAREHOLDER

In the 2016 financial year we see the beneficial effect of the bringing together in a single strategic direction our various efforts to create value in terms of the "five capitals" – financial, manufactured, human, social and natural.

In terms of financial capital and manufactured capital, our monetary and intellectual investments in plant and process have borne clear, measurable results, reflected by increased throughput and improved extraction efficiency. Both are important achievements, in helping to address the diminishing grade of our reserves and resources.

While higher throughput was not sufficient to offset lower yield, and our gold production was lower as a consequence, a stronger Rand gold price boosted revenue and, in the face of rising costs, our profit. In the comments below, we explain how all of our stakeholders have benefited from our performance.

In April 2016 we announced the considerable progress we have made in securing additional tailings deposition capacity for the Ergo plant at the Brakpan/Withok Tailings Complex. This is a major development in terms of leveraging the Ergo plant's increased throughput capacity in the future. With tailings deposition capacity locked in, we are well placed both to optimise our 11.8 million ounce resource base and to acquire additional resources within the greater Johannesburg area.

12 MONTHS ENDED 30 JUNE 2016 VS 12 MONTHS ENDED 30 JUNE 2015

OPERATIONAL REVIEW

Gold production was 4% lower at 143 457oz due to a 9% decline in the average yield to 0.180g/t. The lower average yield was a consequence of various factors:

- depletion of higher grade JCC dump sand material, reporting to the Crown plant, and of Cason dump material, reporting to the Knights plant;

- lower grade slimes material from clean-up operations now reporting to Crown and from the 4A6 and 5A9 dumps now reporting to Knights; and

- the decrease in grade of material from the Elsburg reclamation site, reporting to the Ergo plant.

Throughput was 5% higher, reflecting measures taken to mitigate the decline in yield, most notably full commissioning of reclamation operations at the Van Dyk dump.

Gold sold was 5% lower at 143 232oz due to lower production.

Cash operating costs rose 20% to R446 153/kg, again due to various factors:

- lower gold production;

- the increase in throughput; and

- relatively high costs associated with the Crown clean-up and the trucking of sand material from the Kleinfontein dump in Benoni to the City Deep plant.

All-in sustaining costs (AISC) increased by 21% to R499 425/kg due to a decrease in production and an increase in per kilogram cash operating costs.

FINANCIAL REVIEW

Revenue rose by 16% to R2 433.1 million, reflecting a 21% increase in the average Rand gold price received to R546 142/kg. After accounting for a 14% increase in cash operating costs, operating profit was 13% higher at R434.8 million.

The operating and AISC margins were virtually unchanged at 18% and 8% respectively.

Headline earnings were higher – up 39% to R53.8 million, equivalent to 12.7 South African cents per share, up 28%.

Free cash flow[1], an important measure to DRDGOLD, has increased by 25% to R308.7 million, enabling us to repay liabilities as well as declare total dividends of 62 cents per share for FY2016, amounting to approximately R261 million.

SUSTAINABLE DEVELOPMENT

A detailed account of our performance in respect of the "five capitals" will be contained in our integrated report to be published in September. Summarised below are our key achievements.

Human Capital

Management: we remain committed to the advancement of Historically Disadvantaged South Africans (HDSAs) into management positions. In FY2016, 348 HDSAs – 66% of our total – filled management positions, up from 334 (63%) in FY2015.

Women in mining: in FY2016, women in mining represented 17% of our total workforce, up from 16% in FY2015.

[1] Net cash inflow from operating activities less net cash outflow from investing activities.

Training: 1 171 individual training courses took place, in our various training initiatives in FY2016, at a total cost to the company of R7.4 million; this compares with 1 062 individual training courses a cost of R7.8 million, in FY2015.

Social Capital

Community support: we provide support for various projects of benefit to the communities in which we conduct our business at a total cost of R15.1 million in FY2016.

Natural Capital

Dust: 1 393 samples from sites spanning our entire footprint were analysed during the financial year. There were 22 exceedances, representing 1.6% of the total number of measurements. This compares with 2.1% in the 2015 financial year. The improvement is attributable substantially to our ongoing programme to vegetate the top surfaces and sideslopes of the tailings dam for which we are responsible. Some 36 hectares were rehabilitated in FY2016; this compared with 34 hectares vegetated in FY2015. The vegetation programme at Crown is on track for completion in 2022.

Water: our total usage was 30 293Ml, up 14% from the previous year, mainly due to increased production, as well as increased vegetation and dust suppression. While externally sourced potable water was up 30% at 7 376Ml due to the increased irrigation at Crown, process water recycled was 9% up at 18 825Ml. Our new Rondebult plant retreated 942Ml of sewage water during the year; further reducing our dependence on externally sourced potable water.

Land: in FY2016, 62 hectares of land was rehabilitated after reclamation and were given clearance by the National Nuclear Regulator. This compares with 194 hectares in FY2015.

WAGE AGREEMENT

Wage negotiations were recently concluded with unions' representatives of the company's workforce. A two-year agreement was reached on an increase in basic pay averaging 8.2%, with 10% for employees in lower job categories and 7% for those in higher job categories.

DIVIDEND

The DRDGOLD board has declared a final dividend of 12 SA (South African) cents per ordinary share for the six months ended 30 June 2016 as follows:

- the dividend has been declared out of income reserves;

- the local Dividends Withholding Tax rate is 15% (fifteen per cent);

- the gross local dividend amount is 12 SA cents per ordinary share for shareholders exempt from the Dividends Tax;

- the net local dividend amount is 10.2 SA cents per ordinary share for shareholders liable to pay the Dividends Tax;

- DRDGOLD currently has 431 429 767 ordinary shares in issue (which includes 9 361 071 treasury shares); and

- DRDGOLD's income tax reference number is 9160/013/60/4.

In compliance with the requirements of Strate, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:

- Last date to trade ordinary shares cum dividend: 11 October 2016

- Ordinary shares trade ex-dividend: 12 October 2016

- Record date: 14 October 2016

- Payment date: 17 October 2016

On payment date, dividends due to holders of certificated securities on the SA share register will either be electronically transferred to the shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with the further requirements of Strate, between 12 and 14 October 2016, both days inclusive, no transfers between SA and any other share register will be permitted and no ordinary shares pertaining to the SA share register may be dematerialised or rematerialised.

The currency conversion date for the Australian and United Kingdom registers will be 17 October 2016.

To holders of American Depositary Shares ("ADS"):

• Each ADS represents 10 ordinary shares:

• ADSs trade ex-dividend on NYSE: 12 October 2016

• Record date: 14 October 2016

• Approximate date of currency conversion: 21 October 2016

• Approximate payment date of dividend: 24 October 2016

Assuming an exchange rate of R14/$1, the dividend payable on an ADS is equivalent to 7.3 US (United States) cents for shareholders liable to pay the dividend tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

LOOKING AHEAD

The potential long term benefits of the Brakpan/Withok Tailings Complex will be realised if Ergo's volume throughput is stable and recoveries consistent.

This in turn is inexorably linked to the enablers of our short term production targets, namely steady volume throughput, costs and extraction efficiencies.

Our continued focus remains to improve our systems and encourage behaviours that will achieve these goals.

Niël Pretorius
Chief Executive Officer
26 August 2016



"We believe in mining responsibly and sustainably, and in creating value for our stakeholders' benefit."

CONDENSED CONSOLIDATED
Statement of Profit or Loss and Other Comprehensive Income

	Notes	12 months to 30 Jun 2016 Rm Reviewed	12 months to 30 Jun 2015 Rm Audited
Revenue		**2 433.1**	2 105.3
Cost of sales		**(2 236.9)**	(1 946.3)
Operating costs	2	**(2 030.3)**	(1 786.8)
Depreciation		**(180.2)**	(193.3)
Retrenchment costs		**–**	(7.2)
Movement in provision for environmental rehabilitation		**(19.3)**	20.4
Movement in gold in process		**(7.1)**	20.6
Gross profit from operating activities		**196.2**	159.0
Impairments		**–**	(7.9)
Administration expenses and general costs		**(76.7)**	(56.2)
Results from operating activities		**119.5**	94.9
Finance income		**36.8**	51.5
Finance expenses		**(47.5)**	(49.6)
Profit before tax		**108.8**	96.8
Income tax	2	**(46.9)**	(28.6)
Profit for the year		**61.9**	68.2
Attributable to:			
Equity owners of the parent		**61.9**	67.8
Non-controlling interest		**–**	0.4
Profit for the year		**61.9**	68.2
Other comprehensive income			
Items that are or may be reclassified to profit or loss, net of tax			
Fair value adjustment of available-for-sale investments		**4.4**	19.1
Reserves reclassified to profit or loss		**–**	(25.8)
Actuarial loss		**–**	(0.5)
Total comprehensive income for the year		**66.3**	61.0
Attributable to:			
Equity owners of the parent		**66.3**	60.6
Non-controlling interest		**–**	0.4
Total comprehensive income for the year		**66.3**	61.0
Earnings per share [1]	3	**14.7**	17.4
Diluted earnings per share [1]	3	**14.7**	17.4

[1] All per share financial information is presented in South African cents per share (cps) and is rounded to the nearest one decimal point based on the results as presented which is rounded to the nearest hundred thousand Rand.

The accompanying notes are an integral part of the condensed consolidated financial statements.

These condensed consolidated financial statements for the year ended 30 June 2016 have been prepared under the supervision of DRDGOLD's Chief Financial Officer, Mr AJ Davel CA(SA). The condensed consolidated financial statements were authorised for issue by the directors on 26 August 2016.

CONDENSED CONSOLIDATED
Statement of financial position

	Notes	As at 30 Jun 2016 Rm Reviewed	As at 30 Jun 2015 Rm Audited
Assets			
Non-current assets		**1 818.4**	1 894.1
Property, plant and equipment		**1 600.5**	1 698.8
Non-current Investments and other assets		**211.1**	194.1
Deferred tax asset		**6.8**	1.2
Current assets		**600.7**	609.0
Inventories		**160.7**	168.7
Trade and other receivables		**66.5**	93.3
Current tax asset		**6.7**	13.2
Cash and cash equivalents	4	**351.8**	324.4
Assets held for sale	5	**15.0**	9.4
Total assets		**2 419.1**	2 503.1
Equity and Liabilities			
Equity		**1 339.6**	1 529.9
Non-current liabilities		**766.0**	669.5
Provision for environmental rehabilitation	6	**522.9**	493.3
Post-retirement and other employee benefits	7	**31.6**	9.2
Deferred tax liability		**194.7**	147.8
Finance lease obligation		**16.8**	19.2
Current liabilities		**313.5**	303.7
Trade and other payables		**288.9**	258.4
Post-retirement and other employee benefits	7	**6.6**	2.6
Loans and borrowings	8	**–**	23.1
Finance lease obligation		**2.4**	2.0
Liabilities held for sale	5	**15.6**	17.6
Total liabilities		**1 079.5**	973.2
Total equity and liabilities		**2 419.1**	2 503.1

CONDENSED CONSOLIDATED
Statement of changes in equity

	12 months to 30 Jun 2016 Rm Reviewed	12 months to 30 Jun 2015 Rm Audited
Balance at the beginning of the year	**1 529.9**	1 481.2
Total comprehensive income		
Profit for the year attributable to owners of the parent	**61.9**	67.8
Profit for the year attributable to non-controlling interest	**–**	0.4
Other comprehensive income		
Fair-value adjustment on available-for-sale investments	**4.4**	19.1
Reserves reclassified to profit or loss	**–**	(25.8)
Actuarial loss	**–**	(0.5)
Transactions with the owners of the parent		
Acquisition of non-controlling interest without a change in control	**–**	(4.9)
Treasury shares acquired	**(6.5)**	–
Share options excercised	**2.8**	–
Dividends paid to owners of the parent	**(252.9)**	(7.6)
Share-based payments	**–**	0.2
Balance as at the end of the year	**1 339.6**	1 529.9

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED
Statement of cash flows

	Notes	12 months to 30 Jun 2016 Rm Reviewed	12 months to 30 Jun 2015 Rm Audited
Net cash inflow from operating activities		415.9	283.7
Cash flows from operations		398.2	285.2
Interest received		22.3	13.9
Interest paid		(5.0)	(11.9)
Tax refunded/(paid)		0.4	(3.5)
Net cash outflow from investing activities		(107.2)	(37.7)
Proceeds on disposal of non-current investments and other assets		–	46.4
Additions to property, plant and equipment		(99.8)	(90.9)
Proceeds on disposal of property, plant and equipment		7.0	17.4
Environmental rehabilitation payments		(10.6)	(9.0)
Other		(3.8)	(1.6)
Net cash outflow from financing activities		(281.1)	(130.5)
Loans and other borrowings		(24.5)	(122.9)
Treasury shares acquired		(6.5)	–
Share options excercised		2.8	–
Dividends paid to owners of the parent		(252.9)	(7.6)
Increase in cash and cash equivalents		27.6	115.5
Opening cash and cash equivalents		324.4	208.9
Foreign currency translation		(0.2)	–
Closing cash and cash equivalents		351.8	324.4
Reconciliation of cash inflow from operations			
Profit before tax		108.8	96.8
Adjusted for:			
Depreciation and impairment		180.2	200.0
Movement in gold in process		7.1	(20.6)
Movement in provision for environmental rehabilitation		19.3	(20.4)
Profit on disposal of property, plant and equipment		(10.5)	(13.1)
Share-based payments	7	29.9	1.8
Reversal of accrual	2, 10	(22.7)	–
Environmental rehabilitation payments		(11.2)	–
Finance income		(36.8)	(51.5)
Finance expenses		47.5	49.6
Other non-cash items		4.6	0.2
Working capital changes		82.0	42.4
Change in trade and other receivables		33.7	1.9
Change in inventories		1.0	(1.0)
Change in trade and other payables		47.3	41.5
Cash flows from operations		398.2	285.2

The accompanying notes are an integral part of the condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PREPARATION

The condensed consolidated financial statements are prepared in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports and the requirements of the Companies Act of South Africa. The Listings Requirements require preliminary reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) and the SAICA *Financial Reporting Guides* as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 *Interim Financial Reporting*. The accounting policies applied in the preparation of the condensed consolidated financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements.

In line with the change in the reporting cycle from quarterly to bi-annual reporting, management reconsidered the level of aggregation of financial information to improve alignment with the bi-annual reporting cycle.

Review of the Independent Auditor

These condensed consolidated financial statements of DRDGOLD for the year ended 30 June 2016 have been reviewed by KPMG Inc, who expressed an unmodified review conclusion. The auditor's report does not necessarily report on all of the information contained in this announcement. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor's engagement they should obtain a copy of the auditor's report together with the accompanying financial information from the issuer's registered office.

2. PROFIT FOR THE YEAR

Profit for the year includes:

A. Reversal of accrual

Operating costs includes a reversal of an accrual related to rates and taxes of R22.7 million (30 June 2015: nil) discussed under Note 10.

B. Deferred tax rate adjustment

In South Africa, mining tax on mining income is determined based on a formula which takes into account the profit and revenue from a gold mining company during the year. The formula for determining the South African gold mining tax rate for the years ended 30 June 2016 and 30 June 2015 is: $Y = 34 - 170/X$ where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to mining income derived, expressed as a percentage.

For deferred tax purposes the group applies the expected future average effective tax rate. The average effective tax rates for the respective operations are based on the group's current estimate when temporary differences will reverse. Depending on the profitability of the operations, the tax rate can consequently be different from year to year.

Included in income tax is a tax rate adjustment of R21.7 million (30 June 2015: R10.0 million).

3. EARNINGS PER SHARE

	12 months to 30 Jun 2016 Rm Reviewed	12 months to 30 Jun 2015 Rm Audited
Profit for the year – attributable to equity owners of the parent	61.9	67.8
Adjusted for:		
– Impairments	–	7.9
– Profit on disposal of property, plant and equipment	(10.5)	(13.1)
– Fair value adjustment reclassified to profit or loss	–	(19.9)
– Profit on disposal of equity accounted investments	–	(5.9)
– Non-controlling interest in headline earnings adjustment	–	2.0
– Income tax thereon	2.4	(0.1)
Headline earnings	53.8	38.7
Earnings per share [1]	14.7	17.4
Diluted earnings per share [1]	14.7	17.4
Headline earnings per share [1]	12.7	9.9
Diluted headline earnings per share [1]	12.7	9.9
Weighted average number of ordinary shares in issue adjusted for treasury shares:	422 157 987	389 699 441
Number of staff options allocated [2]	34 075	–
Diluted weighted average number of ordinary shares adjusted for treasury shares	422 192 062	389 699 441

[1] All per share financial information is presented in South African cents per share (cps) and is rounded to the nearest one decimal point based on the results as presented which is rounded to the nearest hundred thousand Rand.

[2] At 30 June 2015, 0.8 million options were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

4. CASH AND CASH EQUIVALENTS

Included in cash and cash equivalents is restricted cash of:

- R15.2 million (30 June 2015: R14.3 million) in the form of guarantees;
- R47.7 million (30 June 2015: R11.4 million) relating to cash held in escrow relating to the electricity dispute with Ekurhuleni Metropolitan Municipality discussed under Note 9; and
- R4.8 million (30 June 2015: R1.9 million) held on behalf of the DRDGOLD Empowerment Trust.

5. ASSETS AND LIABILITIES HELD FOR SALE

All regulatory approvals required for the disposal of certain underground mining and prospecting rights held by ERPM have now been obtained, with the exception of the approval required under Section 11 of the Mineral and Petroleum Resource Development Act. Management has taken timely action and remains confident that this last outstanding regulatory approval will be obtained in due course.

DRDGOLD received a request from the purchaser to restructure the payment terms following the lapse in time awaiting section 11 approval.

ERPM entered into an unrelated agreement to dispose of a property with a carrying value of R5.0 million for R18.0 million during June 2016. The property has been classified as held for sale due to the disposal being expected to be completed within the next 12 months.

6. MOVEMENT IN ENVIRONMENTAL PROVISION

The provision for environmental rehabilitation relating to the Ergo operating segment increased by a net amount of R29.6 million due to:

- the unwinding of the liability amounting to R41.5 million; and

- an increase in the restoration liability charged to the statement in profit or loss amounting to R21.4 million attributable to the increase in the estimated costs to rehabilitate historical spills and dumps that are not considered to be economically viable to mine.

These increases were partially offset by:

- a decrease in the decommissioning liability of R12.9 million, mostly attributable to the decrease in the expected costs to rehabilitate the Ego plant and the Elsburg tailings complex; and

- R20.4 million incurred on rehabilitation activities.

7. NEW LONG TERM INCENTIVE SCHEME ("LTI")

Post-retirement and other employee benefits mainly consists of the liability for the cash settled LTI scheme. A R29.9 million charge was recognised for the year ended 30 June 2016 (2015: 1.8 million) which mainly relates to the grant made in November 2015 under the new cash settled LTI scheme and has been influenced by the increase in the DRDGOLD share price to R 8.53 at reporting date.

8. LOANS AND BORROWINGS

The remaining unsecured notes outstanding as at 30 June 2015 amounting to R22.5 million capital and R 0.6 million interest were redeemed on 3 July 2015.

9. CONTINGENT LIABILITY: EKURHULENI METROPOLITAN MUNICIPALITY ELECTRICITY DISPUTE

In December 2014, an application (in the South Gauteng High Court) was filed and served on, *inter alia*, the Ekurhuleni Metropolitan Municipality ("Municipality") and Eskom Holdings SOC Limited ("Eskom") in terms of which Ergo Mining Proprietary Limited ("Ergo") contends, amongst other things, that the Municipality does not "supply" electricity to Ergo from a "supply main" as contemplated in the Municipality's Electricity By-Laws of 2002. The Municipality is not licensed to supply electricity to Ergo in terms of the Municipality's Temporary Distribution Licence. The Municipality is not entitled to render tax invoices to Ergo for the supply and consumption of electricity from the substation. The Municipality is furthermore not competent to add a surcharge or premium of approximately 40% (forty percent) of the rate at which Eskom ordinarily charges Ergo on its Megaflex rate. Ergo is not indebted to the Municipality for the supply and consumption of electricity and is not obliged to tender payment for any amounts claimed in the invoices rendered by the Municipality in excess of its actual consumption therefore as determined by Eskom on a monthly basis. The Municipality is indebted to Ergo in the amount of approximately R43 million in respect of the surcharges and premiums that were erroneously paid to the Municipality in the bona fide and reasonable belief that the Municipality was competent to supply electricity to it.

Subsequent to December 2014 up to 30 June 2016, the Municipality has invoiced Ergo for approximately R51.4 million in surcharges of which R45.7 million has been paid into an attorney's trust account at 30 June 2016 pending the final determination of the dispute.

10. UPDATE OF PREVIOUSLY DISCLOSED CONTINGENT LIABILITY: RATES AND TAXES DISPUTE

In 2010 the Municipality brought an action against ERPM claiming an amount of R43 million in respect of outstanding rates and taxes which were allegedly owing. ERPM employed experts to investigate the allegations and concluded that this claim was without merit and therefore that an outflow of resources was remote. ERPM deferred payment of rates and taxes for which it recognised an accrual of R22.7 million.

The February and March 2016 statements issued by the Municipality reflected that all rates and taxes and interest thereon had been written off and the balance owing by ERPM was reduced to zero. As a result the accrual was reversed.

11. CONTINGENT LIABILITY: SILICOSIS

On 13 May 2016, the Johannesburg High Court ("Court") handed down judgment in respect of the class action certification in terms of which the applicants sought certification of two industry-wide classes: a silicosis class and a tuberculosis class, both of which cover current and former underground mineworkers who have contracted the respective diseases (or the dependants of mineworkers who died of those diseases). In terms of the judgment, the Court ordered the certification of a single class action comprising two separate and distinct classes – a silicosis class and a tuberculosis class.

An application for leave to appeal to the SCA (Supreme Court of Appeal) was filed and served at the Johannesburg Court by the DRDGOLD Respondents (as well as the other mining companies) on 03 June 2016 in respect of inter alia the transmissibility of damages.

On 23 June 2016, the Court granted leave to appeal to the SCA against inter alia the transmissibility of damages as envisaged in paragraph 8 of the order dated 13 May 2016.

On 15 July 2016, the DRDGOLD Respondents filed and served its petition to the SCA in respect of the certification issue. The notice of appeal in respect of the transmissibility of damages was filed and served on 25 July 2016.

It is premature at this stage to make any assumptions and/or estimates on the certification action and other potential claims. It is not possible at this stage to make any estimates on the outcome of the matter and, as such, no costs estimation can as yet be made for the possible liability.

12. FAIR VALUES

The carrying values of financial instruments approximate their fair values.

13. SUBSEQUENT EVENTS

There were no subsequent events between the year end reporting date of 30 June 2016 and the date of issue of these condensed consolidated financial statements.

14. OPERATING SEGMENTS

The following summary describes the operations in the Group's reportable operating segment:

- Ergo is a surface retreatment operation and treats old slime and sand dumps to the south of Johannesburg's central business district as well as the East and Central Rand gold fields. The operation comprises four plants. The Ergo and Knights plants continue to operate as metallurgical plants but the Crown and City Deep plants have been converted to pump/milling stations.

- Corporate office and other reconciling items are taken into consideration in the strategic decision-making process of the chief operating decision maker ("CODM") and are therefore included in the disclosure here, even though they do not earn revenue. They do not represent a separate segment.

The reportable segments, as described below, are the Group's strategic divisions. The strategic divisions reflect different operational locations reported on separately to the executive committee (CODM). The Group's revenue stream consists of the sale of gold bullion.

	12 months to 30 Jun 2016 Reviewed			12 months to 30 Jun 2015 Audited		
	Ergo Rm	Corporate office and other reconciling items Rm	Total Rm	Ergo Rm	Corporate office and other reconciling items Rm	Total Rm
Revenue	**2 433.1**	**–**	**2 433.1**	2 105.3	–	2 105.3
Cash operating costs	**(1 991.2)**	**–**	**(1 991.2)**	(1 741.5)	–	(1 741.5)
Movement in gold in process	**(7.1)**	**–**	**(7.1)**	20.6	–	20.6
Operating profit	**434.8**	**–**	**434.8**	384.4	–	384.4
Interest income	**2.8**	**19.6**	**22.4**	0.8	13.6	14.4
Interest expense	**(4.1)**	**(0.4)**	**(4.5)**	(3.1)	(7.5)	(10.6)
Retrenchment costs	**–**	**–**	**–**	(2.8)	(4.4)	(7.2)
Administration expenses and general costs	**(4.5)**	**(82.8)**	**(87.3)**	(3.5)	(66.1)	(69.6)
Income tax [(1)]	**(0.5)**	**(5.1)**	**(5.6)**	(1.1)	4.4	3.3
Working profit before capital expenditure	**428.5**	**(68.7)**	**359.8**	374.7	(60.0)	314.7
Additions to property, plant and equipment	**(99.9)**	**(0.1)**	**(100.0)**	(113.2)	(0.1)	(113.3)
Additions to listed investments	**–**	**(1.3)**	**(1.3)**	–	–	–
Additions to reimbursive right	**–**	**–**	**–**	(0.8)	–	(0.8)
Working profit after capital expenditure and additions	**328.6**	**(70.1)**	**258.5**	260.7	(60.1)	200.6

[(1)] *Income tax excludes deferred tax.*

Reconciliation of profit for the year						
Working profit before capital expenditure	**428.5**	**(68.7)**	**359.8**	374.7	(60.0)	314.7
– Depreciation	**(180.1)**	**(0.1)**	**(180.2)**	(193.1)	(0.2)	(193.3)
– Movement in provision for environmental rehabilitation	**(21.4)**	**2.1**	**(19.3)**	15.8	4.6	20.4
– Impairments	**–**	**–**	**–**	(3.1)	(4.8)	(7.9)
– Fair value adjustment on available-for-sale investment reclassified to profit or loss	**–**	**–**	**–**	–	19.9	19.9
– Profit on disposal of equity accounted investment	**–**	**–**	**–**	–	5.9	5.9
– Growth in environmental rehabilitation trust funds and reimbursive right	**9.8**	**4.7**	**14.5**	7.6	3.7	11.3
– Profit on disposal of property, plant and equipment	**9.3**	**1.2**	**10.5**	2.3	10.8	13.1
– Unwinding of provision for environmental rehabilitation	**(41.5)**	**(1.5)**	**(43.0)**	(37.3)	(1.7)	(39.0)
– Ongoing rehabilitation expenditure	**(27.8)**	**–**	**(27.8)**	(30.6)	(1.1)	(31.7)
– Other operating costs including care and maintenance costs	**(29.6)**	**18.3**	**(11.3)**	(0.9)	(12.4)	(13.3)
– Deferred tax	**(46.9)**	**5.6**	**(41.3)**	(31.7)	(0.2)	(31.9)
Profit for the year	**100.3**	**(38.4)**	**61.9**	103.7	(35.5)	68.2

Reconciliation of all-in sustaining cost (unaudited)						
Cash operating costs			**(1 991.2)**			(1 741.5)
Movement in gold in process			**(7.1)**			20.6
Administration expenses and general costs			**(87.3)**			(69.6)
Other operating (costs)/income excluding care and maintenance costs			**(0.6)**			0.7
Movement in provision for environmental rehabilitation			**(19.3)**			20.4
Unwinding of provision for environmental rehabilitation			**(43.0)**			(39.0)
Capital expenditure (sustaining)			**(80.5)**			(113.3)
All-in sustaining costs			**(2 229.0)**			(1 921.7)
Retrenchment costs			**–**			(7.2)
Care and maintenance costs			**(10.5)**			(13.8)
Ongoing rehabilitation expenditure			**(27.8)**			(31.7)
Capital expenditure (non-sustaining)			**(19.5)**			–
Capital recoupment			**0.2**			3.4
All in costs			**(2 286.6)**			(1 971.0)

	12 months to 30 Jun 2016	12 months to 30 Jun 2015
Operational performance		
Ore milled		
Metric (000t)	**24 842**	23 750
Imperial (000t)	**27 382**	26 179
Yield		
Metric (g/t)	**0.180**	0.197
Imperial (oz/t)	**0.005**	0.006
Gold produced		
Metric (kg)	**4 462**	4 670
Imperial (oz)	**143 457**	150 145
Cash operating costs		
(R/t)	**80**	73
(US$/t)	**5**	6
Cash operating costs (R per kg)	**446 153**	372 932
Cash operating costs (US$ per oz)	**958**	1 013
All-in sustaining costs (R per kg)	**499 425**	411 548
All-in sustaining costs (US$ per oz)	**1 072**	1 118
All-in cost (R per kg)	**512 353**	422 095
All-in cost (US$ per oz)	**1 095**	1 147

* All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.



FOR FURTHER INFORMATION, CONTACT NIËL PRETORIUS AT:

Tel: (+27) (0) 11 470 2600
Fax: (+27) (0) 11 470 2618
Website: http://www.drdgold.com

Off Crownwood Road, Crown Mines, 2092
PO Box 390, Maraisburg, 1700, South Africa

There has been no material change to the technical information relating to, inter alia, the Group's reserves and resources, legal title to its mining and prospecting rights and legal proceedings relating to its mining and exploration activities as disclosed in the Company's annual reports of 30 June 2015 and subsequent public announcements. The technical information referred to in this report has been reviewed by Vivian Labuschagne (PLATO), mineral and resource manager, a full time employee of the Company. He approved this information in writing before the publication of the report.

DIRECTORS (*British) (American)**
Executives: DJ Pretorius (Chief Executive Officer), AJ Davel (Chief Financial Officer)
Independent non-executives: GC Campbell* (Non-Executive Chairman), EA Jeneker, J Turk **, JA Holtzhausen
Company Secretary: TJ Gwebu (Resigned effective 31 December 2015), R Masemene (Appointed 9 March 2016)
Sponsor: One Capital

RESULTS
The condensed consolidated financial statements of DRDGOLD for the year ended 30 June 2016 are available on the DRDGOLD website as well as at the Company's Registered Office.

FORWARD LOOKING STATEMENTS
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2015, which we filed with the United States Securities and Exchange Commission on 30 October 2015 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statement included in this report has not been reviewed and reported on by DRDGOLD's auditors.